May 3, 2006

Ms. Rebekah Blakeley Moore
Staff Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Kearny Financial Corp.
                  Form 10-K for the Fiscal Year June 30, 2005
                  Filed  September 27, 2005
                  File No. 000-51093

Dear Ms. Moore:

Please accept this letter as our response to Mr. Vaughn's letter of April 19, 2006. We will revise our document as suggested. Attached you will find our proposed disclosures for your review prior to filing our amendment to Form 10-K. The revisions include the following:

         Item 6. Selected Financial Data
         -------------------------------
         Revised Summary of Operations
         Per Share Data

         Item 8. Financial Statements and Supplemental Data
         --------------------------------------------------
         Consolidated Statements of Income
         Note 1 - Summary of Significant Accounting Policies Net Income per Common Share
         Note 20 - Quarterly Results of Operations (Unaudited)

         Item 15. Exhibits and Financial Statement Schedules
         ---------------------------------------------------
         Statements Re: Computation of Per Share Earnings

We trust that our response is acceptable, and await any further questions or comments.

                                          Respectfully yours,

                                          /s/Albert E. Gossweiler

                                          Albert E. Gossweiler
                                          Senior Vice President and
                                          Chief Financial Officer
AEG:
Enclosure

Item 6.  Selected Financial Data
--------------------------------

         The following financial information and other data in this section for the years ended June 30, 2005, 2004 and 2003 is derived from the Company's audited consolidated financial statements and should be read together with the consolidated financial statements and the notes thereto contained in this Annual Report on Form 10-K. The information at and for the year ended June 30, 2001 is derived from unaudited consolidated financial statements of the Company. The Company acquired Pulaski Bancorp, Inc. in October 2002 and West Essex Bancorp, Inc. in July 2003. For an explanation of the accounting treatment of the acquisitions, see Note 2 to the consolidated financial statements.

                                                                             At June 30,
                                                -----------------------------------------------------------------------
                                                   2005          2004            2003            2002           2001
                                                ----------     ----------      ----------      ----------    ----------
                                                                            (In thousands)
Balance Sheet Data:
Assets..................................        $2,107,005     $1,936,518      $1,996,482      $1,905,638    $1,756,257
Loans receivable, net...................           558,018        505,794         509,161         591,142       602,182
Mortgage-backed securities
  Held to maturity......................           758,121        771,353         681,619         968,516       689,204
Securities available for sale...........            33,591         41,564          37,840          39,679        42,367
Investment securities held to maturity..           470,098        435,870         287,321         139,446       193,955
Cash and cash equivalents...............           139,865         39,488         325,657          97,030       159,901
Goodwill................................            82,263         82,263          31,746          15,600        17,911
Deposits................................         1,528,777      1,537,510       1,613,684       1,479,729     1,342,107
Federal Home Loan Bank advances.........            61,687         94,234          75,749         112,080       112,109
Total stockholders' equity..............           505,482        293,505         295,669         302,454       290,110

                                                                        For the Year Ended June 30,
                                                     ----------------------------------------------------------------
                                                       2005           2004          2003          2002         2001
                                                     --------       --------      --------      --------     --------
                                                               (In thousands, except per share amounts)
Summary of Operations:
Interest income.......................               $ 82,441       $ 78,654      $ 96,492      $106,162     $114,566
Interest expense......................                 30,422         32,100        44,695        54,443       67,318
                                                     --------       --------      --------      --------     --------
Net interest income...................                 52,019         46,554        51,797        51,719       47,248
Provision for loan losses.............                     68              -            -              3          162
                                                     --------       --------      --------      --------     --------

Net interest income after provision
  For loan losses.....................                 51,951         46,554        51,797        51,716       47,086
Non-interest income, excluding gain on
  Sale of available for sale securities                 1,798          1,560         1,847         1,765        1,523
Non-interest income from gain on sale
   Of available for sale securities...                  7,705              -             -             -            -
Merger related expenses...............                      -            592        14,921           619            -
Non-interest expense, excluding
  Merger related expenses.............                 34,862         28,880        29,431        28,446       27,519
                                                     --------       --------      --------      --------     --------
Income before income taxes............                 26,592         18,642         9,292        24,416       21,090
Provisions for income taxes...........                  7,694          5,745         5,237         7,926        6,823
                                                     --------       --------      --------      --------     --------
Net income............................                $18,898        $12,897       $ 4,055      $ 16,490     $ 14,267
                                                      =======        =======     =========      ========     ========

Net income per share - basic..........                $  0.33        $  0.25       $  0.08      $   0.32     $   0.28
Net income per share - diluted........                $  0.33        $  0.25       $  0.08      $   0.32     $   0.28
Weighted average number of common
    Shares outstanding - basic........                 57,963         50,916        50,916        50,916       50,916
Weighted average number of common
    Shares outstanding - diluted......                 57,963         50,916        50,916        50,916       50,916

                                                                  At or For the Year Ended June 30,
                                                   -------------------------------------------------------------
                                                     2005         2004           2003          2002        2001
                                                     ----         ----           ----          ----        ----
Per Share Data:
  Cash dividends per share (1).............        $     -      $     -      $   0.02      $   0.02    $   0.02
  Dividend payout ratio (2)................          0.00%        0.00%        24.32%         7.63%       7.11%

Performance Ratios:
  Return on average assets
    (net income divided by
    average total  assets).................          0.94%        0.67%         0.21%         0.91%       0.83%
  Return on average equity
    (net income divided by
    average equity)........................           5.40         4.52          1.38          5.55        4.96
  Net interest rate spread.................           2.51         2.37          2.36          2.35        2.08
  Net interest margin on average
    interest-earnings assets...............           2.79         2.59          2.75          2.95        2.86
  Average interest-earning
    assets to average
    interest-bearing liabilities...........         116.93       112.46        116.54        119.58      119.17
  Efficiency ratio (Non-interest
    expense divided by the sum
    of net interest income and
    non-interest income)...................          56.67        61.25         82.68         54.34       56.42
  Efficiency ratio (net of gain on sale of
    available for sale securities).........          64.78        61.25         82.68         54.34       56.42

  Non-interest expense to
    average assets.........................           1.73         1.52          2.26          1.60        1.60

Asset Quality Ratios:(3)
  Non-performing loans to total loans......           0.34         0.46          0.57          0.55        0.53
  Non-performing assets to total assets....           0.10         0.13          0.16          0.18        0.20
  Net charge-offs to average
   loans outstanding.......................           0.00         0.01          0.00          0.00        0.01
  Allowance for loan losses to
       total loans.........................           0.96         1.01          1.01          0.87        0.85
  Allowance for loan losses to
       non-performing loans................         281.79       220.96        177.64        157.24      160.52

Capital Ratios:
  Average equity to average
    assets (average equity divided
    by average total assets)...............          17.36        14.73         14.97         16.38       16.70
  Equity to assets at period end...........          23.99        15.16         14.81         15.87       16.52
  Tangible equity to tangible
       assets at period end................          20.66        11.29         13.31         15.02       15.46

Number of Offices:
Offices (including offices
       acquired in mergers)................             25           25            25            24          23

---------------------
(1) Cash dividends paid per share represents the aggregate of dividends paid by Kearny Financial Corp., West Essex Bancorp, Inc., and Pulaski Bancorp, Inc. to the minority stockholders of West Essex Bancorp, Inc. and Pulaski Bancorp, Inc. divided by the outstanding shares of Kearny Financial Corp. common stock.
(2) Represents cash dividends declared per share divided by net income per common share.
(3)  Asset quality ratios are period end ratios.


KEARNY FINANCIAL CORP. AND SUBSIDIARIES
-------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

                                                                Years Ended June 30,
                                                              --------------------------
                                                               2005      2004      2003
                                                             -------   -------   -------
                                                        (In Thousands, Except Per Share Data)
INTEREST INCOME
   Loans                                                     $29,311   $28,919   $36,673
   Mortgage-backed securities                                 33,954    33,980    47,764
   Investment and available for sale securities               16,536    14,426     9,133
   Other interest-earning assets                               2,640     1,329     2,922
                                                             -------   -------   -------

       Total Interest Income                                  82,441    78,654    96,492
                                                             -------   -------   -------

INTEREST EXPENSE
   Deposits                                                   26,532    28,082    39,908
   Borrowings                                                  3,890     4,018     4,787
                                                             -------   -------   -------

       Total Interest Expense                                 30,422    32,100    44,695
                                                             -------   -------   -------

       Net Interest Income                                    52,019    46,554    51,797

PROVISION FOR LOAN LOSSES                                         68         -         -
                                                             -------   -------   -------

       Net Interest Income after Provision for Loan Losses    51,951    46,554    51,797
                                                             -------   -------   -------

NON-INTEREST  INCOME
   Fees and service charges                                      712       681     1,002
   Gain on sale of available for sale securities               7,705         -         -
   Miscellaneous                                               1,086       879       845
                                                             -------   -------   -------

       Total Non-Interest Income                               9,503     1,560     1,847
                                                             -------   -------   -------

NON-INTEREST EXPENSES
   Salaries and employee benefits                             20,790    16,522    16,962
   Net occupancy expense of premises                           3,163     2,523     2,376
   Equipment                                                   3,931     3,453     3,142
   Advertising                                                 1,176       861       861
   Federal insurance premium                                     554       587       620
   Amortization of intangible assets                             636       636       636
   Directors' fees                                               886       827       818
   Merger related expenses                                         -       592    14,921
   Miscellaneous                                               3,726     3,471     4,016
                                                             -------   -------   -------

       Total Non-Interest Expenses                            34,862    29,472    44,352
                                                             -------   -------   -------

       Income before Income Taxes                             26,592    18,642     9,292

INCOME TAXES                                                   7,694     5,745     5,237
                                                             -------   -------   -------

       Net Income                                            $18,898   $12,897   $ 4,055
                                                             =======   =======   =======

NET INCOME PER COMMON SHARE
   Basic  (As restated)                                      $  0.33   $  0.25   $  0.08
                                                             =======   =======   =======

   Diluted (As restated)                                     $  0.33   $  0.25   $  0.08
                                                             =======   =======   =======

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
   Basic  (As restated)                                       57,963    50,916    50,916
                                                             =======   =======   =======

   Diluted  (As restated)                                     57,963    50,916    50,916
                                                             =======   =======   =======

See notes to consolidated financial statements.
----------------------------------------------------------------------------------------
                                       F-1

Goodwill and Other Intangible Assets

     Goodwill and other intangible assets principally represent the excess cost over the fair value of the net assets of the institutions acquired in purchase transactions. Goodwill is evaluated annually by reporting unit and an impairment loss recorded if indicated. The impairment test is performed in two phases. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure must be performed. That additional procedure compares the implied fair value of the reporting unit's goodwill (as defined in SFAS No. 142), with the carrying amount of that goodwill. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. Fair value is determined by a combination of the Comparable Transaction and Discounted Cash Flow approaches. No impairment charges were required to be recorded in the years ended June 30, 2005, 2004 or 2003. If an impairment loss is determined to exist in the future, such loss will be reflected as an expense in the consolidated statements of income in the period in which the impairment loss is determined. Separate intangible assets, including core deposit intangibles that are not deemed to have indefinite lives, continue to be amortized over their useful lives, which is estimated to be ten years.

Income Taxes

     The Company and its subsidiaries file consolidated federal income tax returns. Income taxes are allocated based on the contribution of income to the consolidated income tax returns. Separate state income tax returns are filed.

     Federal and state income taxes have been provided on the basis of the reported income. The amounts reflected on our tax returns differ from these provisions due principally to temporary differences in the reporting of certain items for financial reporting and income tax reporting purposes. Deferred income taxes are recorded to recognize such temporary differences.

Interest Rate Risk

     The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other funds, to purchase securities and to make loans secured by real estate. The potential for interest-rate risk exists as a result of the generally shorter duration of interest-sensitive liabilities compared to the generally longer duration of interest-sensitive assets. In a rising rate environment, liabilities will reprice faster than assets, thereby reducing net interest income. For this reason, management regularly monitors the maturity structure of the Bank's assets and liabilities in order to measure its level of interest-rate risk and to plan for future volatility.

Net Income per Common Share

     Net income per common share is calculated by dividing net income by the weighted average number of shares of common stock outstanding. Diluted net income per common share did not differ from basic net income per common share as there were no contracts or securities exercisable or which could be converted into common stock. The calculation of basic and diluted net income per common share excludes Kearny Federal Savings Bank Employee Stock Ownership Plan (the "ESOP") shares that have not been previously allocated to participants or have not been committed to be released for allocation to participants. The 10,000 shares issued to Kearny MHC in connection with the Company's reorganization in 2001 were "replaced" with 70% of the shares issued in the Company's initial public offering. This transaction is analogous to a stock split or significant stock dividend, therefore, net income per common share for those shares have been retroactively restated for all periods presented. See Note 3 to Consolidated Financial Statements.

Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities: On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. With a number of exemptions, SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on our consolidated financial statements.

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others: In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. In addition, FIN 45 elaborates on previously existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. We do not have any financial letters of credit at June 30, 2005 or at December 31, 2004.


NOTE 20 - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a condensed summary of quarterly results of operations for the years ended June 30, 2005 and 2004:

                                                                 Year Ended June 30, 2005
                                              -----------------------------------------------------------------
                                              First Quarter   Second Quarter     Third Quarter   Fourth Quarter
                                              -------------   --------------     -------------   --------------
                                                          (In Thousands, Except Per Share Data)
Interest income                                  $ 19,907        $ 19,832         $ 21,078         $ 21,624
Interest expense                                    7,103           7,174            7,764            8,381
                                                 --------        --------         --------         --------

       Net Interest Income                         12,804          12,658           13,314           13,243

Provision for loan losses                             151             (34)            (110)              61
                                                 --------        --------         --------         --------

       Net Interest Income after Provision for
           Loan Losses                             12,653          12,692           13,424           13,182

Noninterest income                                    494             410              492            8,107
Noninterest expenses                                7,789           8,767            8,811            9,495
                                                 --------        --------         --------         --------

       Income before Income Taxes                   5,358           4,335            5,105           11,794

Income taxes                                        1,562           1,143            1,279            3,710
                                                 --------        --------         --------         --------

       Net Income                                $  3,796        $  3,192         $  3,826         $  8,084
                                                 ========        ========         ========         ========

Net income per common share:
     Basic  (As restated)                        $   0.07        $   0.06         $   0.06         $   0.11
                                                 ========        ========         ========         ========

     Diluted  (As restated)                      $   0.07        $   0.06         $   0.06         $   0.11
                                                 ========        ========         ========         ========

                                                                 Year Ended June 30, 2004
                                              ---------------------------------------------------------------
                                              First Quarter   Second Quarter   Third Quarter   Fourth Quarter
                                              -------------   --------------   -------------   --------------
                                                       (In Thousands, Except Per Share Data)
Interest income                                  $19,656         $19,664         $19,780         $19,554
Interest expense                                   9,158           8,198           7,597           7,147
                                                 -------         -------         -------         -------

       Net Interest Income                        10,498          11,466          12,183          12,407

Provision for loan losses                              -               -               -               -
                                                 -------         -------         -------         -------

       Net Interest Income after Provision for
           Loan Losses                            10,498          11,466          12,183          12,407

Noninterest income                                   438             355             403             364
Noninterest expenses                               7,743           7,093           7,310           7,326
                                                 -------         -------         -------         -------

       Income before Income Taxes                  3,193           4,728           5,276           5,445

Income taxes                                         958           1,418           1,583           1,786
                                                 -------         -------         -------         -------

       Net Income                                $ 2,235         $ 3,310         $ 3,693         $ 3,659
                                                 =======         =======         =======         =======

Net income per common share:
     Basic  (As restated)                        $  0.04         $  0.07         $  0.07         $  0.07
                                                 =======         =======         =======         =======

     Diluted  (As restated)                      $  0.04         $  0.07         $  0.07         $  0.07
                                                 =======         =======         =======         =======

                                   EXHIBIT 11

                     KEARNY FINANCIAL CORP. AND SUBSIDIARIES
                STATEMENTS RE: COMPUTATION OF PER SHARE EARNINGS


                                                   Year Ended       Year Ended       Year Ended
                                                  June 30, 2005    June 30, 2004    June 30, 2003
                                                  -------------    -------------    -------------
                                                 (In Thousands, Except Per Share Data, Unaudited)
Income available to common stockholders              $ 18,898        $ 12,897         $  4,055

Weighted average shares outstanding                    57,963          50,916           50,916

Basic earnings per share                             $   0.33        $   0.25         $   0.08

Income for diluted earnings per share                $ 18,898        $ 12,897         $  4,055

Total weighted average common shares and               57,963          50,916           50,916
equivalents outstanding for diluted computation

Diluted earnings per share                           $   0.33        $   0.25         $   0.08
